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January 29, 2010

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-1004

ATTN. Ms. Patsy Mengiste
      Document Control - EDGAR

            RE:   RiverSource Money Market Series, Inc.
                        RiverSource Cash Management Fund

            Post-Effective Amendment No. 68
            File No. 2-54516/811-2591

Dear Ms. Mengiste:

Registrant is filing Post-Effective Amendment No. 68 on Form N-1A pursuant to Rule 485(a)(1) for the purposes of adding Class Z shares to RiverSource Cash Management Fund.

If you have any questions regarding this filing, please contact Christopher O. Petersen at 612-671-4321 or Heidi Brommer at 612-671-2403.

Sincerely,

/s/ Scott R. Plummer
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Scott R. Plummer
Vice President, General Counsel and Secretary
RiverSource Money Market Series, Inc.